 Exhibit 99.1

CIBC recommends shareholders reject TRC Capital Investment's below-market "mini-tender" offer for common shares

TORONTO, Feb. 27, 2026 /CNW/ - CIBC (TSX: CM) (NYSE: CM) has received notice of an unsolicited mini-tender offer by TRC Capital Investment Corporation (TRC Capital Investment) to purchase up to 1,000,000 CIBC common shares, approximately 0.109% of the common shares outstanding as at February 18, 2026, at a below-market price of CAD $126.50 per share in cash.

TRC Capital Investment's unsolicited offer price of CAD $126.50 per share is approximately 4.5% lower than the CAD $132.41 closing share price of CIBC common shares on February 18, 2026, the business day prior to the date of the offer.

CIBC does not endorse TRC Capital Investment's unsolicited mini-tender offer, is not affiliated or associated in any way with TRC Capital Investment and recommends shareholders reject the offer.

TRC Capital Investment has made several similar unsolicited mini-tender offers for shares of several other public companies. Mini-tender offers are designed to result in a holding of less than 5% of a company's outstanding shares, thereby avoiding disclosure and procedural requirements applicable to most bids under Canadian and U.S. securities regulations. Both the Canadian Securities Administrators (CSA) and the U.S. Securities and Exchange Commission (SEC) recommend that investors exercise caution with mini-tender offers and have expressed serious concerns about them, including the possibility that investors might tender to such offers without understanding the offer price relative to the actual market price of their securities.

The SEC has issued "Tips for Investors" regarding mini-tender offers, noting that some bidders, in making the offers at below-market prices, are "hoping that they will catch investors off guard if the investors do not compare the offer price to the current market price." The SEC's advisory can be found on its website at http://www.sec.gov/investor/pubs/minitend.htm.

Information on the CSA's long-standing guidance on mini-tenders can be found on the Ontario Securities Commission website at https://www.osc.ca/en/securities-law/instruments-rules-policies/6/61-301/csa-staff-notice-61-301-staff-guidance-practice-mini-tenders.

CIBC strongly encourages brokers, dealers and other market participants to exercise caution and review the letter regarding broker-dealer mini-tender offer dissemination and disclosures on the SEC website at www.sec.gov/divisions/marketreg/minitenders/sia072401.htm.

CIBC urges shareholders to obtain current market quotations for their shares, consult with their broker or financial advisor and exercise caution with respect to TRC Capital Investment's mini-tender offer. CIBC recommends that shareholders who have not responded to TRC Capital Investment's mini-tender offer take no action. According to TRC Capital Investment's offer documents, CIBC shareholders who have already tendered their shares can withdraw their shares at any time before 11:59 p.m. (Toronto time) on March 19, 2026, by following the procedures set forth in TRC Capital Investment's offer documents.

CIBC requests that a copy of this news release be included with any distribution of materials relating to TRC Capital Investment's mini-tender offer for CIBC common shares.

About CIBC

CIBC is a leading North American financial institution with 15 million personal banking, business, public sector and institutional clients. Across Personal and Business Banking, Commercial Banking and Wealth Management, and Capital Markets, CIBC offers a full range of advice, solutions and services through its leading digital banking network, and locations across Canada, in the United States and around the world. Ongoing news releases and more information about CIBC can be found at www.cibc.com/ca/media-centre.

SOURCE CIBC - Investor Relations

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For further information: For more information: Jason Patchett, CIBC Investor Relations, 416-980-8691, jason.patchett@cibc.com; Erica Belling, CIBC Investor & Financial Communications, 416-594 7251, erica.belling@cibc.com

CO: CIBC - Investor Relations

CNW 07:00e 27-FEB-26